# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: American depositary shares, each representing 0.05 common share, par value W10,000 per share
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, Korea Republic Of (M5), 06236
Date of event which requires filing of this statement: 04/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001464790

## Reporting persons
- B. Riley Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 209,377.6; sole dispositive power 0; shared dispositive power 209,377.6; aggregate amount beneficially owned 209,377.6 (8.5% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 209,377.6; sole dispositive power 0; shared dispositive power 209,377.6; aggregate amount beneficially owned 209,377.6 (8.5% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 1,833.6; shared voting power 0; sole dispositive power 1,833.6; shared dispositive power 0; aggregate amount beneficially owned 1,833.6 (0.1% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,725; shared voting power 209,377.6; sole dispositive power 12,725; shared dispositive power 209,377.6; aggregate amount beneficially owned 222,102.6 (9% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, 06236, Republic of Korea

## Item 2. Person Filing
Name of person filing:
B. Riley Financial, Inc., a Delaware corporation ("BRF"),
BRF Investments, LLC, a Delaware limited liability company ("BRFI"),
B. Riley Securities, Inc., a Delaware corporation ("BRS"), and
Bryant R. Riley, an individual.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025
Citizenship:
BRF, BRS and BRFI are organized under the laws of the State of Delaware.
Bryant R. Riley is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned:
(1) As of the date hereof, BRFI directly owned 4,187,552 ADS, which represent 209,377.6 Common Shares. As of the date hereof, BRF as the parent company of BRFI may be deemed to have beneficially own 4,187,552 ADS, which represent 209,377.6 Common Shares.

(2) As of the date hereof, BRS directly owned 36,672 ADS, which represent 1,833.6 Common Shares. As previously disclosed, on March 11, 2025, BRF effected a transaction pursuant to which BRF separated B. Riley Securities Holding, LLC ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the Shares held by BRS.

(3) As of the date hereof, Bryant R. Riley may beneficially own 4,442,051 ADS, which represent 222,102.6 Common Shares, of which (a) 92,585 ADS, which represent 4,629.3 Common Shares, are held jointly by Bryant R. Riley and his spouse, (b) 33,338 ADS, which represent 1,666.9 Common Shares, are held as sole custodian for the benefit of Abigail Riley, (d) 34,638 ADS, which represent 1,731.9 Common Shares, are held as sole custodian for the benefit of Charlie Riley, (e) 33,338 ADS, which represent 1,666.9 Common Shares, are held as sole custodian for the benefit of Eloise Riley, (f) 60,600 ADS, which represent 3,030 Common Shares, are held as sole custodian for the benefit of Susan Riley, and (g) 4,186,412 ADS, which represent 209,320.6 Common Shares, are held directly by BRFI in the manner specified in the paragraph (1) above.
Percent of class: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Sole power to vote or to direct the vote: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Shared power to vote or to direct the vote: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information contained on the cover pages to this Amendment is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: As previously disclosed, on March 11, 2025, BRF effected a transaction pursuant to which BRF separated B. Riley Securities Holding, LLC ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the shares held by BRS. BRS may no longer be deemed to be part of a "group" that beneficially owns more than 5% of the Common Shares outstanding.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- B. Riley Financial, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (04/02/2025)
- BRF Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (04/02/2025)
- B. Riley Securities, Inc.: /s/ Andrew Moore, Andrew Moore/Co-Chief Executive Officer (04/02/2025)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (04/02/2025)